

Exemption Report

Blackstone Advisory Partners L.P. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

(1) The Partnership claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3(k)(2)(i).

(2) The Partnership met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period of January 1, 2018 to December 31, 2018 without exception.

Blackstone Advisory Partners L.P.

I, David Payne, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

David Payne
Chief Financial Officer

February 28, 2019

Blackstone Advisory Partners LP
345 Park Avenue New York NY 10154
T 212 583 5000 F 212 583 5749
www.blackstone.com



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management, General Partner, and Limited Partner of Blackstone Advisory Partners L.P.

We have reviewed management's statements, included in the accompanying Exemption report, in which (1) Blackstone Advisory Partners L.P. (the "Partnership") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Partnership stated that the Partnership met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 28, 2019